Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011, and the Product Supplement ARN-1 dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119

Subject to Completion

Preliminary Term Sheet dated January 8, 2013

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-5.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.20	$
Proceeds, before expenses, to Barclays	$9.80	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

January     , 2013

Units $10 principal amount per unit CUSIP No. Pricing Date* January     , 2013 Settlement Date* January     , 2013 Maturity Date* March     , 2014 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”) Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks Maturity of approximately 14 months 3-to-1 upside exposure to increases in the Basket, subject to a capped return of [14% to 18%] 1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk The Basket will be comprised of Microsoft Corporation, Oracle Corporation, Cisco Systems, Inc. and QUALCOMM, Inc. (the “Basket Components”) All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC No periodic interest payments Limited secondary market liquidity, with no exchange listing The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the US Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction.

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Summary

The Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes provide you a leveraged return, subject to a cap, if the Ending Value (determined as described below) of the Basket of Four Technology Sector Stocks (the “Basket”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-1 dated May 27, 2011:

http://sec.gov/Archives/edgar/data/312070/000119312511153078/d424b3.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:

An equally-weighted basket comprised of Microsoft Corporation (NASDAQ symbol: “MSFT”), Oracle Corporation (NASDAQ symbol: “ORCL”), Cisco Systems, Inc. (NASDAQ symbol: “CSCO”) and QUALCOMM, Inc. (NASDAQ symbol: “QCOM”). Each of these companies is referred to in this term sheet as an “Underlying Company.”

Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement if a Market Disruption Event occurs, as described below.
Capped Value:	[$11.40 to $11.80] per unit of the notes, which represents a return of [14% to 18%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled trading day (as defined below) immediately preceding the maturity date.
Participation Rate:	300%
Fees Charged:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-21.
Calculation Agent:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the level of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Basket.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the level of the Basket will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Basket Components.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.60, the midpoint of the Capped Value range of [$11.40 to $11.80]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300%, and a Capped Value of $11.60 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
95.00		-5.00%	$9.50		-5.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
105.00		5.00%	$11.50		15.00%
110.00		10.00%	$11.60	(2)	16.00%
120.00		20.00%	$11.60		16.00%
130.00		30.00%	$11.60		16.00%
140.00		40.00%	$11.60		16.00%
150.00		50.00%	$11.60		16.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Basket Components, see “The Basket Components” section below. The Ending Value will not include any income generated by dividends paid on the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	80.00

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 104.00, or 104.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	104.00

$10 +	[	$10 × 300% ×	(104 – 100)	]	= $11.20 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.60 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Risk Factors

General Risks Relating to Notes

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected and do not pay interest. There is no fixed repayment amount of principal on the notes at maturity. If the Ending Value is less than the Starting Value, then the Redemption Amount will be a cash amount that reflects the percentage decrease of the Market Measure, and it will be less than the Original Offering Price of your notes. As a result, depending on the performance of the Market Measure, you may lose all or a substantial portion of your investment.

Your yield may be less than the yield on a conventional debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your return, if any, is limited to the return represented by the Capped Value. Although any positive return on the notes is based on the increase in the Market Measure, in no event will you receive a Redemption Amount greater than the Capped Value. In other words, your opportunity to participate in possible increases in the value of the Market Measure through an investment in the notes is limited to the return represented by the Capped Value.

Your investment return may be less than a comparable investment directly in the Basket Components. The appreciation potential of the notes is limited to the return represented by the Capped Value. In contrast, a direct investment in the Basket Components would allow you to receive the full benefit of any appreciation in the value of those components.

In addition, your return on the notes, if any, also will not reflect the return you would realize if you actually owned Basket Components, because the Ending Value will be calculated without taking into consideration the value of dividends paid or distributions made on those securities or any other rights with respect to those securities.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability to repay our obligations on the maturity date. This will be the case even if the value of the Market Measure increases after the pricing date. No assurance can be given as to what our financial condition will be on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Market Measure, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

You must rely on your own evaluation of the merits of an investment linked to the Market Measure. In the ordinary course of their businesses, we, MLPF&S, and our respective affiliates may have expressed views on expected movements in the Basket Components, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Basket Components may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely on our views or the views expressed by these entities.

The costs of developing, hedging, and distributing the notes are reflected in the initial purchase price, and will not be reflected in secondary market prices. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discounts paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any agent or broker dealer could be higher or lower than the Original Offering Price.

Assuming there is no change in the value of the Market Measure and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price includes, and secondary market prices are likely to exclude, the underwriting discounts paid with respect to, and the development and hedging costs associated with, the notes.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the value of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which an agent may bid for, offer, purchase, or sell the notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in a secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to the Market Measure. Changes in the value of the Market Measure during the term of the notes before the calculation day will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value to the Ending Value. No other values of the Market Measure will be taken into account. As a result, you may receive a Redemption Amount that is less than the Original Offering Price of the notes, even if the value of the Market Measure has increased at certain times during their term before decreasing to a value on the calculation day that is less than the Starting Value.

Changes in the value of one or more of the Basket Components may be offset by changes in the value of one or more of the other Basket Components. The Market Measure of your note consists of a Basket. A change in the values of one or more of the Basket Components may not correlate with changes in the values of one or more of the other Basket Components. The values of one or more of the Basket Components may increase, while the values of one or more of the other Basket Components may not increase as much, or may even decrease.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Value of the Market Measure. Because the Redemption Amount is tied to the Ending Value, determined by reference to the value of the Market Measure on the calculation day, we anticipate that the market value of the notes at any time generally will depend to a significant extent on the value of the Market Measure. The value of the Market Measure will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the Basket Components are traded, and the market segments of which these Basket Components are a part. Even if the value of the Market Measure increases after the pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Market Measure will continue to fluctuate until the Ending Value is determined. If you sell your notes when the value of the Market Measure is less than, or not sufficiently above the Starting Value, then you may receive less than the Original Offering Price of your notes. In general, the market value of the notes will decrease as the value of the Market Measure decreases, and increase as the value of the Market Measure increases. However, as the value of the Market Measure increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. In addition, because the Redemption Amount will not exceed the Capped Value, we do not expect that the notes will trade in any secondary market above that Capped Value.

•

Volatility of the Market Measure. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Basket Components during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of notes. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect stock markets generally, may affect the value of the Market Measure and the value of the notes.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. The level of prevailing interest rates also may affect the U.S. economy and in turn, the value of the Market Measure.

•

Dividend Yields. If dividend yields on the Basket Components increase, we anticipate that the market value of notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of your notes will increase.

•

Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

•

Time to Maturity. As the time remaining to maturity of your notes decreases, we anticipate that your notes may have a market value that may be different from that which would be expected based on the levels of market interest rates and the value of the Market Measure. This difference will reflect a time premium or discount due to expectations concerning the Market Measure during the period before the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount that would be payable at maturity based on the then-current value of the Market Measure.

Our purchases and sales, and those of MLPF&S, may affect your return. We, MLPF&S, and our respective affiliates may from time to time buy or sell the Basket Components, or futures or options contracts on those securities, for our own or their own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the value of these components and, in turn, the value of the Market Measure in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, MLPF&S and our respective affiliates or others on our or their behalf on or before the pricing date may temporarily increase or decrease the value of one or more of the Basket Components. Consequently, the values of the Basket Components may change subsequent to the pricing date, affecting the value of the Market Measure and therefore the market value of the notes

Our trading and hedging activities may create conflicts of interest with you. We, MLPF&S or our respective affiliates may engage in trading activities related to the Basket Components that are not for your account or on your behalf. We, MLPF&S and our respective affiliates from time to time may buy or sell shares of the Basket Components, or options or futures contracts on those securities, for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We, MLPF&S or our respective affiliates also may issue or underwrite other financial instruments with returns based upon the Basket Components. These trading and underwriting activities could affect the Market Measure in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with MLPF&S or one of its affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss.

These hedging transactions may be entered into on or prior to each pricing date, in order to hedge some or all of our anticipated obligations under the notes. These activities could increase the value of the Market Measure on the pricing date.

In addition, from time to time during the term of the notes and in connection with the determination of the Ending Value, we, MLPF&S, and our respective affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We, MLPF&S, and our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of the notes. We, MLPF&S, and our respective affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, MLPF&S, and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities, and those of MLPF&S and its affiliates, may affect your return on the notes and their market value. We, MLPF&S, and our respective affiliates may engage in hedging activities that may affect the value of the Market Measure. Accordingly, these hedging activities may increase or decrease the market value of your notes prior to maturity, including on or about the calculation day and the Redemption Amount. In addition, we, MLPF&S, and our respective affiliates may purchase or otherwise acquire a long or short position in the notes. We, MLPF&S, and our respective affiliates may hold or resell the notes. For example,

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

MLPF&S and its affiliates may enter into these transactions in connection with any market making activities in which they engage. Although we have no reason to believe that any of those activities will have a material impact on the value of the Market Measure, we cannot assure you that these activities will not affect the value of the Market Measure and the market value of your notes prior to maturity or the Redemption Amount.

There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent. We and MLPF&S will serve as joint calculation agent for the notes and, as such, will determine the Ending Value, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred, or in connection with determining whether any corporate actions relating to the Basket Components require a change to a Price Multiplier (as defined below). The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, potential conflicts of interest could arise.

Significant aspects of the U.S. federal income tax treatment of the notes are uncertain. The U.S. federal income tax treatment of the notes is uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the notes and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

For a more complete discussion of the U.S. federal income tax consequences of an investment in the notes please see “U.S. Federal Income Tax Summary” in the product supplement. For a discussion of the U.S. federal income tax consequences of investing in any specific offering of notes, please review the section of this term sheet titled “Material U.S. Federal Income Taxation Considerations.”

Risks Relating to the Market Measure

You will have no rights as a securityholder, you will have no rights to receive any of the securities included in the Market Measure, and you will not be entitled to dividends or other distributions by the issuers of these securities. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities included in the Market Measure. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. As a result, the return on your notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them. The determination of the Ending Value will not take into consideration the value of dividends or other distributions paid on the Basket Components. Your notes will be paid in cash and you have no right to receive delivery of any of these securities.

The Price Multiplier for each Basket Component will not be adjusted for all corporate events. The Price Multiplier, the Ending Value, and other terms of the notes may be adjusted for the specified corporate events affecting a Basket Component, as described in the section entitled “Additional Terms of the Notes — Anti-Dilution Adjustments.” However, these adjustments do not cover all corporate events that could affect the market price of a Basket Component, such as offerings of common shares for cash or in connection with certain acquisition transactions. The occurrence of any event that does not require the calculation agent to adjust the applicable Price Multiplier may adversely affect the determination of the Ending Value and the amount payable on the notes, and, as a result, the market value of the notes.

No Underlying Company will have any obligations relating to the notes and neither we nor any agent will perform any due diligence procedures with respect to any Underlying Company. Neither we nor MLPF&S controls any Underlying Company, and no Underlying Company will have authorized or approved the notes in any way. Furthermore, no Underlying Company will have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or the needs of noteholders into consideration for any reason, including taking any corporate actions that might affect the value of the Market Measure or the value of the notes. No Underlying Company will receive any of the proceeds from the offering of the notes, or will be responsible for, or participate in, the offering of the notes. No Underlying Company will be responsible for, or participate in, the determination or calculation of the amount receivable by holders of the notes.

We and MLPF&S do not control any Underlying Company and are not responsible for any disclosure made by any other company. We, MLPF&S, or our respective affiliates currently, or in the future, may engage in business with one or more of the Underlying Companies, and we, MLPF&S or our respective affiliates may from time to time own securities of one or more of the Underlying Companies. However, none of us, MLPF&S, or any of our respective affiliates have the ability to control the actions of any of these companies or have independently verified the adequacy or accuracy of any publicly available information about any of these companies. You should make your own investigation into the Basket Components and the Underlying Companies.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Our business activities and those of MLPF&S relating to the Underlying Companies may create conflicts of interest with you. We, MLPF&S, and our respective affiliates at the time of the offering of the notes or in the future, may engage in business with one or more of the Underlying Companies, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, any of these entities may receive information about those companies that we will not divulge to you or other third parties. We, MLPF&S, and our respective affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the value of the Market Measure and, consequently, the market value of the notes. None of us, MLPF&S, or our respective affiliates make any representation to any purchasers of the notes regarding any matters whatsoever relating to any Underlying Company. Any prospective purchaser of the notes should undertake an independent investigation of the Underlying Companies as in its judgment is appropriate to make an informed decision regarding an investment in the notes. The selection of a company as an Underlying Company does not reflect any investment recommendations from us, MLPF&S, or our respective affiliates.

The stocks included in the Basket are concentrated in one sector. All of the stocks included in the Basket are issued by companies in the technology sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Components, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the technology sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Additional Terms of the Notes

Trading Day

As used in this term sheet, the term “trading day” a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange (“NYSE”), The NASDAQ Stock Market, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market.

Closing Market Price

As used in this term sheet, the “Closing Market Price” of any Basket Component (or any other security used to determine the Redemption Amount) means:

(A)	If the Basket Component is listed or admitted to trading on a national securities exchange in the United States that is registered under the Exchange Act (“registered national securities exchange”), is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), or is quoted on a U.S. quotation medium or inter-dealer quotation system (e.g., the Pink-Sheets), then the Closing Market Price for any trading day means, for one share of the Basket Component (or any other security for which a Closing Market Price must be determined for purposes of the notes):

a.	the last reported sale price, regular way, on that day on the principal registered national securities exchange on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

b.	if the last reported sale price is not obtainable on a registered national securities exchange, then the last reported sale price on the over-the-counter-market as reported on the OTC Bulletin Board or, if not available on the OTC Bulletin Board, then the last reported sale price on any other U.S. quotation medium or inter-dealer quotation system on that day (without taking into account any extended or after-hours trading session); or

c.	if the last reported sale price is not available for any reason on a registered national securities exchange, on the OTC Bulletin Board, or on any other U.S. quotation medium or inter-dealer quotation system, then the Closing Market Price shall be the arithmetic mean of the bid prices on that day from as many dealers in that security, but not exceeding three, as have made the bid prices available to the calculation agent after 3:00 p.m., local time in the principal market of the shares of the Basket Component (or any other security for which a Closing Market Price must be determined for purposes of the notes) on that date (without taking into account any extended or after-hours trading session), or if there are no such bids available to the calculation agent, then the Closing Market Price shall be determined by the calculation agent in its sole discretion and reasonable judgment.

(B)	If the Basket Component is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, is not quoted on any other U.S. quotation medium or inter-dealer quotation system, is not listed or admitted to trading on any foreign securities exchange, or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the U.S. dollar value (as determined by the calculation agent in its sole discretion) of the last available sale prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

Market Disruption Events

As to any Basket Component, a “Market Disruption Event” means one or more of the following events, as determined by the calculation agent in its sole discretion:

(1)	the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, of the shares of that Basket Component (or the successor to that Basket Component) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session); or

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

(2)	the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of that Basket Component (or successor to that Basket Component) as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the shares of that Basket Component; or

(3)	the determination that the scheduled calculation day is not a trading day by reason of an event, occurrence, declaration, or otherwise.

For the purpose of determining whether a Market Disruption Event has occurred:

(i)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(ii)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Basket Component, or any successor Basket Component, will not constitute a Market Disruption Event;

(iii)	a suspension in trading in a futures or options contract on the shares of the Basket Component (or successor to that Basket Component), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts relating to that Basket Component;

(iv)	subject to paragraph (iii) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(v)	for the purpose of clause (1) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Anti-Dilution Adjustments

As to each Basket Component, the calculation agent, in its sole discretion, may adjust the Price Multiplier and any other terms of the notes, and hence the Ending Value, if an event described below occurs after the pricing date and on or before the calculation day and the calculation agent determines that such an event has a diluting or concentrative effect on the theoretical value of the shares of the Basket Component or the successor to the Basket Component. The Price Multiplier resulting from any of the adjustments specified below will be rounded to the eighth decimal place with five one-billionths being rounded upward.

No adjustments to the Price Multiplier will be required unless the Price Multiplier adjustment would require a change of at least 0.1% in the Price Multiplier then in effect. Any adjustment that would require a change of less than 0.1% in the Price Multiplier and that is not applied at the time of the occurrence of the event that requires an adjustment may be taken into account and aggregated at the time of any subsequent adjustment that would require a change of the Price Multiplier then in effect. The required adjustments specified below do not cover all events that could affect the price of a Basket Component.

No adjustments to the Price Multiplier will be required other than those specified below. However, the calculation agent may, at its sole discretion, make additional adjustments to the Price Multiplier or any other terms of the notes to reflect changes occurring in relation to the Basket Component or any other security received in a reorganization event in other circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to any Price Multiplier and any other terms of the notes and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described below; its determinations and calculations will be conclusive absent a determination of a manifest error.

No adjustments will be made for certain other events, such as offerings of common equity securities by the Underlying Company for cash or in connection with the occurrence of a partial tender or exchange offer for the Basket Component by the Underlying Company.

Following the occurrence of an event that results in an adjustment to the Price Multiplier or any of the other terms of the notes made by the calculation agent, we will, as soon as reasonably practicable thereafter, provide written notice of such adjustment to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required under the senior indenture pursuant to which the notes are issued, to The Depository Trust Company stating the adjustment made. Upon written request by any holder of

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

the notes with respect to any adjustment to the Price Multiplier or other terms of the notes, the calculation agent will provide that holder with information about such adjustment.

Anti-Dilution Adjustment Events

The calculation agent, in its sole discretion and as it deems reasonable, may adjust the Price Multiplier and other terms of the notes, and hence the Ending Value, as a result of certain events related to the Basket Component, which include, but are not limited to, the following:

Stock Splits and Reverse Stock Splits. If the Basket Component is subject to a stock split or reverse stock split, then once any split has become effective, the Price Multiplier will be adjusted such that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier; and

•

the number of shares which a holder of one share of the Basket Component before the effective date of such stock split or reverse stock split would have owned immediately following the applicable effective date.

Stock Dividends. If the Basket Component is subject to (i) a stock dividend (i.e., an issuance of additional shares of the Basket Component) that is given ratably to all holders of record of the Basket Component Stock or (ii) a distribution of additional shares of the Basket Component as a result of the triggering of any provision of the organizational documents of the Underlying Company, then, once the dividend has become effective and the Basket Component is trading ex-dividend, the Price Multiplier will be adjusted on the ex-dividend date such that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier; and

•

the number of shares of Basket Component which a holder of one share of Basket Component before the date the dividend became effective and the Basket Component traded ex-dividend would have owned immediately following that date;

provided that no adjustment will be made for a stock dividend for which the number of shares of the Basket Component paid or distributed is based on a fixed cash equivalent value, unless such distribution is an Extraordinary Dividend (as defined below).

Extraordinary Dividends. There will be no adjustments to the Price Multiplier to reflect any cash dividends or cash distributions paid with respect to the Basket Component other than Extraordinary Dividends, as described below, and distributions described under the section entitled “— Reorganization Events” below.

An “Extraordinary Dividend” means, with respect to a cash dividend or other distribution with respect to the Basket Component, a dividend or other distribution that the calculation agent determines, in its sole discretion, is not declared or otherwise made according to the Underlying Company’s then existing policy or practice of paying such dividends on a quarterly or other regular basis. If an Extraordinary Dividend occurs with respect to the Basket Component, the Price Multiplier will be adjusted on the ex-dividend date with respect to the Extraordinary Dividend so that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier; and

•

a fraction, the numerator of which is the Closing Market Price per share of the Basket Component on the trading day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Market Price per share of the Basket Component on the trading day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.

The “Extraordinary Dividend Amount” with respect to an Extraordinary Dividend for the Basket Component will equal:

•

in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of Basket Component of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for that share of Basket Component; or

•	in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of Basket Component of that Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination will be conclusive. A distribution on the Basket Component described in the section “— Issuance of Transferable Rights or Warrants” or clause (a), (d) or (e) of the section entitled “— Reorganization Events” below that also constitutes an Extraordinary Dividend will only cause an adjustment under those respective sections.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Issuance of Transferable Rights or Warrants. If the Basket Component issues transferable rights or warrants to all holders of record of the Basket Component to subscribe for or purchase the Basket Component, including new or existing rights to purchase the Basket Component under a shareholder’s rights plan or arrangement, then the Price Multiplier will be adjusted on the business day immediately following the issuance of those transferable rights or warrants so that the new Price Multiplier will equal the prior Price Multiplier plus the product of:

•	the prior Price Multiplier; and

•	the number of shares of the Basket Component that can be purchased with the cash value of those warrants or rights distributed on one share of the Basket Component.

The number of shares that can be purchased will be based on the Closing Market Price of the Basket Component on the date the new Price Multiplier is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a registered national securities exchange, will equal the closing price of that warrant or right, or, if the warrants or rights are not traded on a registered national securities exchange, will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York time on the date the new Price Multiplier is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

Reorganization Events

If after the pricing date and on or prior to the calculation day:

(a)	there occurs any reclassification or change of the Basket Component, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

(b)	the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a “Successor Entity”), has been subject to a merger, combination, or consolidation and is not the surviving entity;

(c)	any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than under clause (b) above;

(d)	the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency, or other similar law;

(e)	the Underlying Company issues to all of its shareholders securities of an issuer other than the Underlying Company, including equity securities of subsidiaries or affiliates of the Underlying Company, other than in a transaction described in clauses (b), (c), or (d) above;

(f)	a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Underlying Company;

(g)	there occurs any reclassification or change of the Basket Component that results in a transfer or an irrevocable commitment to transfer all such outstanding shares of the Basket Component to another entity or person;

(h)	the Underlying Company or any Successor Entity has been subject to a merger, combination, or consolidation and is the surviving entity, but the transaction results in the outstanding Basket Component (other than Basket Component owned or controlled by the other party to such merger, combination, or consolidation) immediately prior to such event collectively representing less than 50% of the outstanding Basket Component immediately following such event; or

(i)	the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act (an event in clauses (a) through (i), a “Reorganization Event”), then, on or after the date of the occurrence of a Reorganization Event, the calculation agent shall, in its sole discretion, make an adjustment to the Price Multiplier or to the method of determining the Redemption Amount or any other terms of the notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the notes of that Reorganization Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate, or liquidity relevant to the Basket Component or to the notes), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Reorganization Event by an options exchange to options on the relevant Basket Component traded on that options exchange and determine the effective date of that adjustment. If the calculation agent determines that no adjustment that it could make will produce a commercially reasonable result, then the calculation agent may cause the notes to be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes and as though the calculation day was the fifth trading day prior to the date of acceleration.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

If the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act, as contemplated by clause (i) above, and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, the maturity date of the notes will be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes, and as though the calculation day was the fifth trading day prior to the date of acceleration. If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

Alternative Anti-Dilution and Reorganization Adjustments

The calculation agent may elect at its discretion to not make any of the adjustments to the Price Multiplier or to other terms of the notes, including the method of determining the Redemption Amount payable on the notes described in this section, but may instead make adjustments in its discretion to the Price Multiplier or any other terms of the notes that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on the Basket Component or any successor common stock. We will provide notice of that election to the trustee not more than two trading days following the date that the Options Clearing Corporation publishes notice of its adjustments relating to the Basket Component and will describe in that notice the actual adjustment made to the Price Multiplier or to other terms of the notes, including the method of determining the Redemption Amount payable on the notes. For the avoidance of doubt, any delay in furnishing that notice will not impact the validity of the calculation agent’s determination.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this term sheet, including determinations regarding each Component Ratio, the Ending Value, the Redemption Amount, each Price Multiplier, any Market Disruption Events, business days and trading days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. We may change the calculation agent at any time without notifying you.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

If January 4, 2013 were the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	NASDAQ Symbol	Initial Component Weight	Closing Market Price(1)(2)	Component Ratio(1)(3)	Initial Basket Value Contribution
Microsoft Corporation	MSFT	25.00%	26.78	0.93353249	25.00
Oracle Corporation	ORCL	25.00%	34.67	0.72108451	25.00
Cisco Systems, Inc.	CSCO	25.00%	20.50	1.21951220	25.00
QUALCOMM, Inc.	QCOM	25.00%	63.56	0.39332914	25.00
				Starting Value	100.00

(1)

The actual Closing Market Price of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described below. The actual Closing Market Price and Component Ratio of each Basket Component will be set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Components on January 4, 2013.

(3)

Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on January 4, 2013 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the Closing Market Price for each Basket Component (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Component. The Price Multiplier for each Basket Component will initially be 1, and is subject to adjustment as described above.

If a Market Disruption Event occurs on the pricing date as to any Basket Component, the calculation agent will establish the Closing Market Price of that Basket Component on the pricing date (the “Basket Component Closing Value”), and thus its Component Ratio, based on the Closing Market Price of that Basket Component on the first trading day following the pricing date on which no Market Disruption Event occurs with respect to that Basket Component. If a Market Disruption Event occurs with respect to that Basket Component on the pricing date and on trading each day to and including the second scheduled trading day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled trading day following the pricing date) will estimate the Basket Component Closing Value, and thus the applicable Component Ratio, in a manner that the calculation agent considers commercially reasonable under the circumstances. The final term sheet will set forth the Basket Component Closing Value, a brief statement of the facts relating to the establishment of the Basket Component Closing Value (including the applicable Market Disruption Event(s)), and the applicable Component Ratio.

If a Market Disruption Event occurs on the calculation day as to any Basket Component, the calculation agent will establish the Closing Market Price of that Basket Component on the calculation day, and thus the Ending Value, based on its Closing Market Price on the first trading day following the calculation day on which no Market Disruption Event occurs with respect to that Basket Component. If a Market Disruption Event occurs with respect to that Basket Component on the calculation day and on trading each day to and including the second trading day prior to the maturity date, the calculation agent (not later than the close of business in New York, New York on that day) will estimate that Basket Component’s Closing Market Price in a manner that the calculation agent considers commercially reasonable under the circumstances.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through December 2012. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios determined as of December 31, 2007, and a Basket value of 100.00 as of that date.

This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth above is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

The Basket Components

We have derived the following information about the Underlying Companies from publicly available documents that they have published. We have not independently verified the following information.

Because each Basket Component is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Companies’ publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Components, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Components and therefore could affect your return on the notes. The selection of the Basket Components is not a recommendation to buy or sell shares of the Basket Components.

The tables set forth below shows the quarterly high and low Closing Market Prices of the shares of the Basket Components on their primary exchange from the first quarter of 2008 through January 4, 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Microsoft Corporation

Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software, and develops video game consoles and digital music entertainment devices. This Basket Component trades on the NASDAQ Global Select Market under the symbol “MSFT.” The company’s CIK number is 789019.

		High ($)	Low ($)
2008	First quarter	35.37	26.99
	Second quarter	31.65	27.12
	Third quarter	28.13	24.57
	Fourth quarter	26.48	17.53

2009	First quarter	20.76	15.15
	Second quarter	24.07	18.61
	Third quarter	25.94	22.39
	Fourth quarter	31.37	24.64

2010	First quarter	31.10	27.72
	Second quarter	31.39	23.01
	Third quarter	26.33	23.16
	Fourth quarter	28.30	23.91

2011	First quarter	28.83	24.78
	Second quarter	26.72	23.69
	Third quarter	28.07	23.98
	Fourth quarter	27.31	24.30

2012	First quarter	32.85	26.83
	Second quarter	32.42	28.45
	Third quarter	31.46	28.63
	Fourth quarter	30.01	26.34

2013	First quarter (through January 4, 2013)	27.66	26.78

Accelerated Return Notes®	TS-17

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Oracle Corporation

Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications, and its software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers. This Basket Component trades on the NASDAQ Global Select Market under the symbol “ORCL.” The company’s CIK number is 1341439.

		High ($)	Low ($)
2008	First quarter	23.07	18.44
	Second quarter	23.18	19.84
	Third quarter	23.52	18.10
	Fourth quarter	19.86	15.40

2009	First quarter	18.68	13.85
	Second quarter	21.63	18.07
	Third quarter	22.86	20.18
	Fourth quarter	25.01	20.34

2010	First quarter	26.04	23.06
	Second quarter	26.51	21.46
	Third quarter	27.50	21.55
	Fourth quarter	31.76	26.90

2011	First quarter	33.69	30.14
	Second quarter	36.37	30.81
	Third quarter	34.09	24.78
	Fourth quarter	33.69	25.52

2012	First quarter	30.24	25.92
	Second quarter	29.71	25.58
	Third quarter	33.10	28.82
	Fourth quarter	34.09	29.57

2013	First quarter (through January 4, 2013)	34.73	34.33

Accelerated Return Notes®	TS-18

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Cisco Systems, Inc.

Cisco Systems, Inc. designs, manufactures, and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology (IT) industry and provide services associated with these products and their use. The company provides products for transporting data, voice, and video within buildings, across campuses, and globally. This Basket Component trades on the NASDAQ Global Select Market under the symbol “CSCO.” The company’s CIK number is 858877.

		High ($)	Low ($)
2008	First quarter	26.75	22.86
	Second quarter	27.54	23.11
	Third quarter	24.91	21.04
	Fourth quarter	21.95	14.47

2009	First quarter	17.79	13.62
	Second quarter	20.10	16.85
	Third quarter	23.66	18.13
	Fourth quarter	24.38	22.67

2010	First quarter	26.65	22.47
	Second quarter	27.57	21.31
	Third quarter	24.77	20.05
	Fourth quarter	24.51	19.07

2011	First quarter	22.06	17.00
	Second quarter	18.07	14.85
	Third quarter	16.67	13.73
	Fourth quarter	19.12	15.19

2012	First quarter	21.15	18.66
	Second quarter	21.20	15.97
	Third quarter	19.73	15.14
	Fourth quarter	20.39	16.82

2013	First quarter (through January 4, 2013)	20.50	20.34

Accelerated Return Notes®	TS-19

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

QUALCOMM, Inc.

QUALCOMM, Inc. manufactures digital wireless communications equipment. The company produces integrated circuits for use in both wired and wireless devices, products that enable employers to wirelessly manage their assets and workforce, and software and other products and services for various uses in the wireless communication industry, including technologies that are used to transmit a wireless device user’s voice or data over radio waves using public cellular wireless networks. This Basket Component trades on the NASDAQ Global Select Market under the symbol “QCOM.” The company’s CIK number is 804328.

		High ($)	Low ($)
2008	First quarter	43.79	35.97
	Second quarter	50.42	41.19
	Third quarter	56.39	39.88
	Fourth quarter	42.48	29.21

2009	First quarter	39.54	32.78
	Second quarter	46.34	39.36
	Third quarter	48.45	43.06
	Fourth quarter	46.86	40.68

2010	First quarter	49.47	35.56
	Second quarter	43.29	32.84
	Third quarter	45.12	31.96
	Fourth quarter	49.99	43.89

2011	First quarter	59.58	50.21
	Second quarter	58.59	52.25
	Third quarter	59.36	46.40
	Fourth quarter	57.40	47.65

2012	First quarter	68.59	55.27
	Second quarter	68.32	53.55
	Third quarter	65.08	53.73
	Fourth quarter	64.35	57.43

2013	First quarter (through January 4, 2013)	64.75	63.56

Accelerated Return Notes®	TS-20

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or one of its subsidiaries or affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to ARNs” beginning on page S-10 and “Use of Proceeds” on page S-21 of product supplement ARN-1.

Accelerated Return Notes®	TS-21

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due March , 2014

Material U.S. Federal Income Tax Consequences

Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled executory contract with respect to the Market Measure. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the notes when these regulations are finalized.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-22